August 3, 2022

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Gregory Herbers, Esq.

Re: Eltek LTD Registration Statement on Form F-3 Filed July 27, 2022 File No. 333-266346

Dear Mr. Herbers:

The undersigned, on behalf of Eltek Ltd. (“Eltek”), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:00 p.m. Washington, D.C. time, on Friday, August 5, 2022, or as soon thereafter as possible.

Management of Eltek is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

Thank you very much for your courtesy in this matter.

Very truly yours, /s/ Eli Yaffe Eli Yaffe Chief Executive Officer